

To the shareholders of Equinor ASA

NOTICE OF ANNUAL GENERAL MEETING

14 MAY 2025 AT 15:00 CEST

Equinor Business Center, Forusbeen 50, 4035 Stavanger

Lumi AGM for digital participation

AGENDA

1. **Opening of the annual general meeting by the chair of the corporate assembly (no voting)**

2. **Registration of represented shareholders and proxies (no voting)**

3. **Election of chair for the meeting**
   The board of directors proposes that the general meeting elects the chair of the corporate assembly, Nils Morten Huseby, as chair of the meeting.

4. **Approval of the notice and the agenda**

5. **Election of two persons to co-sign the minutes together with the chair of the meeting**

6. **Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2024, including the board of directors' proposal for distribution of fourth quarter 2024 dividend**
   The board of directors proposes a fourth quarter 2024 dividend of US dollar (USD) 0.37 per share. The fourth quarter 2024 dividend accrues to the shareholders as registered in Equinor's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 16 May 2025. Subject to ordinary settlement in VPS, this implies that the right to dividends accrues to shareholders as of 14 May 2025. The shares will be traded ex-dividend on the Oslo Stock Exchange (Oslo Børs) from and including 15 May 2025. For US ADR (American Depository Receipts) holders, dividend accrues to the ADR-holders as of 14 May 2025, and the ex-dividend date will be from and including 16 May 2025.

   Shareholders whose shares trade on the Oslo Stock Exchange will receive their dividend in Norwegian kroner (NOK). The NOK-dividend will be communicated on 22 May 2025. The expected payment date for the dividend is 28 May 2025.

   Proposed resolution:
   "The annual accounts and the annual report for 2024 for Equinor ASA and the Equinor group are approved, including group contributions from Equinor ASA to subsidiaries as described in the annual accounts. A fourth quarter 2024 dividend of USD 0.37 per share is approved to be distributed."

7. **Authorisation to the board of directors to distribute dividend based on approved annual accounts for 2024**
The board of directors proposes that the general meeting provides an authorisation to the board of directors to approve quarterly dividends for second and third quarter 2025 and first quarter 2026 cf. the Norwegian Public Limited Liability Companies Act Section 8-2 second paragraph. Such dividends will be formally based on the company's approved annual accounts for 2024. Equinor ASA will announce dividends in connection with the respective quarterly results. Payment of the quarterly dividend is expected to take place approximately four months after the announcement of the quarterly results.

Proposed resolution:
"The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company's approved annual accounts for 2024, cf. the Norwegian Public Limited Liability Companies Act Section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decision in accordance with the company's approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity, cf. Section 8-1 fourth paragraph cf. Section 3-4 of the Norwegian Public Limited Liability Companies Act.

The authorisation is valid until the next annual general meeting, but no later than 30 June 2026."

8. **Energy transition plan 2025**
The board of directors has presented the company's energy transition plan to its shareholders, available at www.equinor.com/agm. The plan describes the strategy for the company's energy transition, including its actions and climate ambitions, its support for the Paris Agreement and how it plans to deliver energy with lower emissions over time while protecting long-term shareholder value and competitiveness.

The responsibility for Equinor's strategy lies with the board of directors and the CEO. The general meeting shall carry out an advisory vote on the energy transition plan and the board proposes that the general meeting supports the presented plan.

Proposed resolution:
"The general meeting supports the company's energy transition plan."

9. **Proposal from shareholder that Equinor shall discontinue the wind power business and decommission all wind power plants**
Shareholder Roald Skjoldheim has proposed the following resolution:

"Equinor shall immediately discontinue the wind power business. Decommission all wind power plants as soon as possible."

The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

10. **Proposal from shareholder that Equinor shall withdraw from all offshore wind projects and that all bonus schemes and salary increases should be omitted in 2025 for the Equinor board members and corporate executive committee**
Shareholder Tom Jacob Dybwad has proposed the following resolution:

   "1. Equinor withdraws from all offshore wind projects in the US and elsewhere in the world.
   2. In light of financial misjudgements regarding wind power, all bonus schemes and salary increases should be omitted in 2025 for the Equinor board members and corporate executive committee."

   The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

   The board of directors recommends the general meeting to vote against the proposal.

11. **Proposal from shareholder that Equinor shall review work locations and work operations to ensure that any potentially hazardous conditions are identified**
Shareholder Idar Herland has proposed the following resolution:

   "1. Work locations and work operations must be examined, ensuring that any potential hazardous conditions are identified, and the employees must be informed about the risks as well as how to protect themselves from hazardous exposure.
   2. Exposure must be registered on a person, and this must be available to both the individual, and to the safety delegate service and others who need access to this information.
   3. When employees are exposed to hazardous conditions, they must be offered medical follow-up.
   4. When employees become ill, the occupational health service must assess whether the illness may be work-related, and if so, report this."

   The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

   The board of directors recommends the general meeting to vote against the proposal.

12. **Proposal from shareholders that Equinor shall present a plan for how the company will reach the Paris Agreement goals and net-zero emissions by 2050 and terminate all overseas oil and gas projects**
Shareholders Bente Marie Bakke, Gro Nylander, Guttorm Grundt and Even Bakke have proposed the following resolution:

   "1. Present a detailed plan for how the company will be able to reach the Paris Agreement goals and net-zero emissions by 2050.
   2. Terminate all overseas oil and gas projects as quickly as possible, as they lead to financial losses and severe pollution."

   The shareholders' supporting statement and the board of directors' response is available at www.equinor.com/agm.

   The board of directors recommends the general meeting to vote against the proposal.

13. **Proposal from shareholders that Equinor shall separate the renewable energy part of the company and invest at least NOK 5 billion annually in the repair and renewal of Ukraine's energy infrastructure**
Shareholders Even Bakke and Guttorm Grundt have proposed the following resolution:

    "1.   Equinor shall separate the renewable energy part of the company into a new public limited company with a revised ownership structure that can meet, increase and achieve the renewable energy targets.
    2.   Equinor shall invest at least NOK 5 billion annually in the repair and renewal of Ukraine's energy infrastructure in cooperation with Ukraine's energy authorities and companies."

    The shareholders' supporting statement and the board of directors' response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote <u>against</u> the proposal.

14. **Proposal from shareholder that Equinor shall renew their green aims, avoid further international investment in oil and gas and donate billions to Ukraine**
Shareholder Gro Nylander has proposed the following resolution:

    "Equinor should
    1.   renew their green aims, disclosed some years back, to become "a broad energy company, investing not only in oil and gas, but even in wind and sun". The management at some point planned to use four percent of its total investments in the transition to renewable energy before 2026.
    2.   avoid further international investment in oil and gas as these have caused enormous losses for the company, for the state and thus for the entire Norwegian population.
    3.   donate billions to Ukraine, for rebuilding their energy-infrastructure."

    The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote <u>against</u> the proposal.

15. **Proposal from shareholder that Equinor shall gradually divest from all international operations**
Shareholder Ivar Sætre has proposed the following resolution:

    "The general meeting orders the company's administration to gradually divest from all international operations, first within renewable energy, then within petroleum production."

    The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote <u>against</u> the proposal.

16. **Proposal from shareholder that Equinor shall review its guidelines and procedures for human rights due diligence assessments**
Shareholder Greenpeace has proposed the following resolution:

    "To keep Equinor in alignment with the UN Guiding Principles on Business and Human Rights, the OECD Guidelines on Multinational Enterprises, and the Norwegian Transparency Act, and meet the expectation of the Norwegian Government White Paper on ownership policy, the shareholders in the General Assembly ask the Company to review its guidelines and procedures for human rights due diligence assessments (HRDD Procedures) to ensure sufficient due diligence on material business relationships, in particular business cooperation with affiliated companies that serves to perpetuate Israel's illegal presence in Palestine.

Where HRDD Procedures identify a business relationship with an actor that is causing, contributing to, or is directly linked to serious human rights abuses or breaches of international law, or that goes against Norwegian Policy, shareholders request that the Company take steps to perform a responsible exit from that relationship."

The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

17. **Proposal from shareholder that Equinor shall identify and manage risks and possibilities regarding climate and integrate these in the company's strategy**
Shareholder WWF has proposed the following resolution:

"Equinor identifies and manages risks and possibilities regarding climate and integrates these in the company's strategy. The company sets targets and implements measures to reduce greenhouse gas emissions over a short- and long-term period in line with the target to limit global warming to 1.5 °C, and reports to shareholders on progress against these targets. Targets and measures include the entire supply chain (scope 1, 2 and 3) and entail an absolute reduction in greenhouse gas emissions."

The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

18. **Proposal from shareholders that the board of directors of Equinor shall assess if the company's planned increase in oil and gas production is consistent with the majority shareholder expectations**
Shareholders ACCR, Sampension and Folksam have proposed the following resolution:

"The board shall disclose:
1. its assessment of the consistency between the Company's planned increase in oil and gas production disclosed in its 2025 Energy Transition Plan and the Majority Shareholder Expectations, noting material inconsistencies,
2. its assessment of the consistency between its growth strategy in the international segment of its upstream oil and gas business and the Majority Shareholder Expectations, noting material inconsistencies, and
3. the remaining carbon budget assumptions relied on in making these assessments.
These disclosures shall be made by no later than the publication date for the 2025 Annual Report."

The shareholders' supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

19. **The board of directors' report on Corporate Governance**
    Pursuant to Section 5-6 fifth paragraph of the Norwegian Public Limited Liability Companies Act, the annual general meeting shall review and evaluate the board's report on Corporate Governance which has been prepared in accordance with Section 3-3b of the Norwegian Accounting Act. The board statement on Corporate Governance is presented as a separate report and available at www.equinor.com/agm.

    The board of directors recommends that the general meeting by an advisory vote endorses the board of directors' report on Corporate Governance.

    Proposed resolution:
    "The general meeting endorses the board of directors' report on Corporate Governance for 2024."

20. **The board of directors' report for salary and other remuneration for leading personnel**
    In accordance with Section 6-16b of the Norwegian Public Limited Liability Companies Act, the board of directors shall prepare a remuneration report for leading personnel. The remuneration report is presented as a separate report and available at www.equinor.com/agm. The total remuneration figures are also included in note 4 in Equinor ASA's financial statements.

    In accordance with Section 5-6 fourth paragraph of the Norwegian Public Limited Liability Companies Act with reference to Section 6-16b second paragraph, an advisory vote shall be held for the board of directors' remuneration report for salary and other remuneration to leading personnel.

    The board of directors recommends that the general meeting by an advisory vote endorses the board of directors' remuneration report.

    Proposed resolution:
    "The general meeting endorses the board of directors' 2024 Remuneration report."

21. **Approval of remuneration for the company's external auditor for 2024**

    Proposed resolution:
    "Remuneration to the auditor for 2024 of NOK 55,611,228 for Equinor ASA is approved."

22. **Election of member to the corporate assembly**
    The nomination committee proposes that the general meeting adopt the following resolution regarding election of a new member to the corporate assembly:

    "Berit L. Henriksen is elected as member of Equinor ASA's corporate assembly effective from 1 June 2025 and until the annual general meeting in 2026."

    For further information about the nominated candidate, please see information from the nomination committee at www.equinor.com/agm.

23. Determination of remuneration for the corporate assembly members

The nomination committee proposes that the general meeting adopt the following resolution regarding changes to the remuneration to the corporate assembly:

"The remuneration to the corporate assembly is adjusted effective from 15 May 2025 as follows:

	From	*To*
Chair	*NOK 151,200/annually*	*NOK 160,000/annually*
Deputy chair	*NOK 79,750/annually*	*NOK 84,300/annually*
Members	*NOK 56,000/annually*	*NOK 59,200/annually*
Deputy members	*NOK 8,070/meeting*	*NOK 8,530/meeting"*

24. Election of member to the nomination committee

The nomination committee proposes that the general meeting adopt the following resolution regarding election of a new member to the nomination committee:

"Karl C. W. Mathisen is elected as member of Equinor ASA's nomination committee effective from 1 June 2025 and until the annual general meeting in 2026."

For further information about the nominated candidate, please see information from the nomination committee at www.equinor.com/agm.

25. Determination of remuneration for the nomination committee members

The nomination committee proposes that the general meeting adopt the following resolution regarding changes to the remuneration to the nomination committee:

"The remuneration to the nomination committee is adjusted effective from 15 May 2024 as follows:

	From	*To*
Chair	*NOK 15,000/meeting*	*NOK 15,900/meeting*
Members	*NOK 11,130/meeting*	*NOK 11,800/meeting"*

26. Authorisation to acquire Equinor shares in the market to continue operation of the company's share-based incentive plans

Since 2004, the company has offered a share saving plan for employees in the group. The purpose of this plan is to augment good business culture and encourage loyalty through employees becoming part-owners of the company. The long-term incentive plan was implemented in 2007 with the purpose of strengthening the alignment of top management and shareholders' long-term interests and sustainability of the company, and to retain key executives. At the annual general meeting in 2024 it was decided to authorise the board of directors to acquire shares in the market. This authorisation is valid until 30 June 2025. It is proposed that the annual general meeting gives the board of directors a new authorisation to acquire shares in the market, to continue the company's share-based incentive plans. The new authorisation shall replace the authorisation granted on 14 May 2024 from the time of registration in the Register of Business Enterprises.

Proposed resolution:
"The board of directors is authorised on behalf of the company to acquire Equinor shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 36,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group's share-based incentive plans, including the long-term incentive plan, as approved by the board of directors.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

The authorisation is valid until 30 June 2026. This authorisation replaces, from the time of registration in the Register of Business Enterprises, the previous authorisation to acquire own shares for the company's share-based incentive plans for employees granted by the annual general meeting on 14 May 2024."

27. **Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State**

The annual general meeting resolved on 14 May 2024 to authorise the board of directors of Equinor ASA to acquire Equinor shares in the market with a nominal value of up to NOK 230,000,000. The authorisation is valid until the next annual general meeting, but no later than 30 June 2025.

Own shares acquired pursuant to the authorisation may only be used for cancellation through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act Section 12-1.

In June 2021 the board of directors of Equinor ASA launched an indicative annual share buy-back programme of up to USD 1.2 billion (including shares to be redeemed from the Norwegian State) starting from 2022, subject to board of directors' approval prior to the commencement of each tranche. In February 2024 the board of directors further announced a two-year share buy-back programme of total USD 10-12 billion for 2024 - 2025, with up to USD 6 billion for 2024 and as announced in February 2025, up to USD 5 billion for 2025 (including shares to be redeemed from the Norwegian State). The share buy-back programme will be subject to market outlook and balance sheet strength and be structured into tranches where the company will buy back shares for a certain value in USD over a defined period. Commencement of new share buy-back tranches will be decided by the board of directors on a quarterly basis in line with the company's dividend policy and will be subject to board authorisation for share buy-back from the company's annual general meeting and agreement with the Norwegian State regarding share buy-back (as further described below).

In accordance with the share buy-back programme and the board authorisation granted by the annual general meeting on 14 May 2024, the board of directors of Equinor ASA has approved and carried out the following tranches:

Tranche	Board approval	Commencement	End-date for purchases in the market	Total value (including shares to be redeemed from the Norwegian State)
Second tranche 2024	24 April 2024	16 May 2024	22 July 2024	USD 1.6 billion
Third tranche 2024	23 July 2024	25 July 2024	22 October 2024	USD 1.6 billion
Fourth tranche 2024	23 October 2024	25 October 2024	31 January 2025	USD 1.6 billion
First tranche 2025	4 February 2025	6 February 2025	2 April 2025	USD 1.2 billion

The board of directors of Equinor ASA has, in accordance with the share buy-back programme and the board authorisation granted by the annual general meeting on 14 May 2024, acquired 77,871,327 own shares in the market at an average price of NOK 276.2670.

On 10 May 2024, Equinor ASA signed an agreement with the Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, regarding the repurchase of own shares. It is a mutual condition in the agreement that the repurchases and cancellations of own shares will not change the Norwegian State's percentage ownership in the company. When Equinor ASA cancels own shares purchased in the open market, a proportionate number of the Norwegian State's shares shall therefore be redeemed and cancelled to ensure that the percentage ownership remains unchanged at 67 per cent.

The compensation to the Norwegian State for the redeemed shares represents the volume-weighted average price paid by Equinor ASA for shares purchased in the market, with the addition of an interest compensation and a deduction for dividend payments (and corresponding interest). The interest rate corresponds to six months' NIBOR + 1 per cent per annum, calculated from the time of each share purchase. Payment of the compensation will be made upon the redemption and cancellation of 158,102,391 shares owned by the Norwegian State.

The compensation to the Norwegian State in NOK amounts to 40,868,032,356.61 based on agreed settlement date and subtracted for interest compensated dividend for first through third quarter 2024. In addition, the fourth quarter 2024 dividend of USD 0.37 per share (see decision in agenda item 6 above) and corresponding interest compensation (calculated in line with the description above) will be deducted. The dividend in NOK per share for the fourth quarter 2024 will be communicated on 22 May 2025.

The part of the amount that is proposed paid to the Norwegian State that exceeds the nominal value of the shares, will be covered by "retained earnings" in the company's accounts.

The auditor's confirmation stating that there is still coverage for the company's remaining share capital and undistributable reserves after the reduction in share capital and retained earnings, is available on www.equinor.com/agm. The capital reduction is conditional upon a creditor notice.

Proposed resolution:
"As part of the implementation of the company's share buy-back programme, the company's share capital will be reduced by NOK 589,934,295 from NOK 6,981,953,075.00 to NOK 6,392,018,780.00. Of the total capital reduction amount:

(i)   NOK 194,678,317.50 will be used to cancel 77,871,327 own shares, and
(ii)   NOK 395,255,977.50 will be used to redeem and cancel 158,102,391 shares owned by the Norwegian State through the Ministry of Trade, Industry and Fisheries.

In addition to the capital reduction amount described in item (ii) above, the Norwegian State by the Ministry of Trade, Industry and Fisheries shall receive NOK42,938,907,775.65, with a deduction for fourth quarter 2024 dividend of USD 0.37 per share and corresponding interest compensation. The part of the amount paid to the Norwegian State that exceeds the nominal value of the shares, shall be covered by retained earnings.

With effect from the time the capital reduction has been registered, Article 3 of the company's Articles of Association will be amended to read as follows:

"The share capital of the company is NOK 6,392,018,780.00 divided into 2,556,807,512 shares of NOK 2.50 each.""

28. **Authorisation to the board of directors to acquire Equinor ASA shares in the market for subsequent cancellation**

The board of directors propose that the general meeting grants the board of directors an authorisation to repurchase up to 84,000,000 own shares in the market (approximately 3.3 per cent of the company's share capital) in accordance with the Norwegian Public Limited Liability Companies Act Section 9-4.

The reason for the request for such an authorisation is to enable Equinor's board of directors to utilise this mechanism permitted by the Norwegian Public Limited Liability Companies Act with respect to the distribution of capital to the company's shareholders. The repurchase of own shares will also be an important means of continuously adjusting the company's capital structure in order to make it more expedient. The repurchase of own shares leads to the remaining shares representing an increased ownership interest in the company.

It is a precondition that the repurchased shares are cancelled through a resolution by a subsequent general meeting to reduce the company's share capital. It is also a precondition for the repurchase and the cancellation of own shares that the Norwegian State's ownership interest in Equinor ASA is not changed. In order to achieve this, a proposal for the redemption of a proportionate number of the Norwegian State's shares, so that the Norwegian State's ownership interest in the company remains unchanged, will also be put forward at the general meeting which is to decide the cancellation of the repurchased shares. The Norwegian State currently has an ownership interest of 67 per cent, and in total the redemption of the Norwegian State's shares and cancellation of own shares based on the proposed board authorisation could thus involve up to 254,545,455 shares (approximately 10 per cent of Equinor ASA's share capital).

It is a precondition for the board of directors' request for authorisation to repurchase own shares that Equinor ASA and the Norwegian State represented by the Ministry of Trade, Industry and Fisheries, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent cancellation and the redemption of a proportionate number of the Norwegian State's shares. On redemption of the Norwegian State's shares, Equinor ASA will pay a compensation to the Norwegian State corresponding to the volume-weighted average price paid by Equinor ASA for shares purchased in the market, with the addition of an interest compensation calculated from the date of the individual repurchase and a deduction for any dividend payments (and corresponding interest).

Proposed resolution:
"The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market, on behalf of the company, Equinor shares with a total nominal value of up to NOK 210 million.

The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for cancellation through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act Section 12-1.

This authorisation is valid until the next annual general meeting, but no later than 30 June 2026."

Participation
The annual general meeting will be held at the Equinor Business Center for those attending in person and via Lumi AGM for those attending digitally.

Voting will be carried out electronically via Lumi AGM for all shareholders. Shareholders may cast votes in advance pursuant to Section 9 of the Articles of Association. To vote during the meeting the shareholder must bring a smartphone or tablet to administrate voting. Shareholders will upon arrival receive further practical guiding.

With reference to Section 5-2 in the Norwegian Public Limited Liability Companies Act, only those who are shareholders in the company five business days prior to the general meeting, i.e. on 7 May 2025 (Record Date), are entitled to attend and vote at the general meeting. A shareholder who wishes to attend and vote at the general meeting must be registered in the VPS register at the Record Date or, alternatively, report and show evidence of its share acquisition as per the Record Date. Therefore, if shares are purchased after 7 May 2025, it will not be allowed to attend and vote for such shares at the annual general meeting 14 May 2025.

If shares are held through a nominee in the VPS register, including American Depositary Shares (ADS) held through ADR depositary, this notice will be sent to the nominee who shall pass the notice on to shareholders for which they hold shares, cf. Sections 4-10 and 1-8 of the Norwegian Public Limited Liability Companies Act, as well as regulation on intermediaries covered by the Central Securities Act Section 4-5 and related implementing regulations. Shareholders must communicate with their nominees, who are responsible for conveying votes, proxies or enrolment. If the shareholder wishes to participate at the general meeting, the nominee must notify the company within two business days prior to the date of the general meeting, i.e. 12 May 2025 12:00 CEST, cf. Section 5-3 of the Norwegian Public Limited Liability Companies Act. It is not a requirement to re-register shares in a separate VPS account in the shareholder's own name in order to attend and vote at the general meeting.

Shareholders wishing to attend the annual general meeting, either in person or by proxy, should register by 12 May 2025 at 12:00 CEST. Registration may be sent electronically via www.equinor.com/agm or through VPS Investor Services. The registration form may also be sent by e-mail to genf@dnb.no or by post to DNB Bank ASA, Verdipapirservice, P.O. Box 1600 Sentrum, 0021 Oslo. The registration form has been distributed to the shareholders as an appendix to the notice. Valid ID (passport, ID-license or driver license) must be presented when attending in person.

Please note that there will only be served light refreshments at the annual general meeting.

Digital participation will be possible via Lumi AGM on https://dnb.lumiagm.com/182088616 from smartphone, tablet or pc. Meeting-ID for Equinor ASA will be: 182-088-616. By digital participation via Lumi AGM shareholders may cast votes on each agenda item, submit questions as well as follow the live webcast which includes simultaneous translation into English. No pre-registration is needed for digital attendance, but shareholders must be logged on before the meeting starts. We therefore encourage shareholders to log on in due time. It will be possible to log on one hour before the annual general meeting starts. Secure identification of shareholders is done by using pin-code and reference number on the attached form or as found on the shareholders account in VPS Investor Services.

More information and guidance regarding digital participation and voting via Lumi AGM is available on www.equinor.com/agm.

Shareholders may also follow the annual general meeting via webcast at www.equinor.com/agm, without logging on. The webcast will simultaneously be translated into English.

Shareholders may vote in advance on each agenda item via www.equinor.com/agm or via VPS Investor Services (pin-code and reference number from the attached form or on the shareholders account in VPS Investor Services is required). Advance voting must be submitted by 13 May 2025 at 12:00 CEST.

Shareholders wishing to vote at the annual general meeting by proxy should send their proxy form by e-mail to genf@dnb.no or to DNB Bank ASA, Registrar's Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway by 13 May 2025 at 12:00 CEST. Proxies issued without voting instructions may also be submitted electronically via the company's website www.equinor.com/agm or through VPS Investor Services. The proxy may also submit a written signed and dated proxy at the general meeting. A proxy form, with instructions for use, is attached to this notice. The proxy form must be dated and signed to be valid.

Shareholders that have voted in advance or given a proxy, with or without voting instructions, and who wish to attend digitally via Lumi AGM or in person, will not receive cases for voting, but still have the right to speak or submit questions via Lumi AGM.

Equinor ASA is a Norwegian public limited liability company governed by Norwegian law, including the Norwegian Public Limited Liability Companies Act and the Norwegian Securities Trading Act. As of the date of this notice, the company has issued 2,792,781,230 shares, each of which represents one vote. The shares also confer equal rights in all other respects. The company has 86,149,757 own shares which will not be voted for, of which 8,278,430 shares have been purchased as part of the share savings plan.

A shareholder has the right to have items included on the agenda of the general meeting, provided that each such item is forwarded in writing to the board of directors, together with a draft resolution or a justification as to why the item should be included on the agenda, 28 days prior to the general meeting at the latest. A shareholder may bring advisor to the general meeting and let one advisor speak on the shareholders' behalf. Advisor should also be registered to the annual general meeting in advance.

A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors, hereunder the chair of the board of directors, and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report; (ii) items that are presented to the shareholders for decision; and (iii) the company's financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

Notice of the annual general meeting and case documents, including the Articles of Association are available on www.equinor.com/agm.

Shareholders can request written distribution of the material by contacting:
Equinor ASA, attn: Investor Relations, P.O. Box 3, 1330 Fornebu, Norway (email: irpost@equinor.com).

The following persons in Investor Relations can also be contacted directly:
Erik Gonder, telephone: +47 99562611, email: ergon@equinor.com
Anne Sofie Dahle, telephone: +47 90887554, email: asda@equinor.com

16 April 2025
The board of directors of Equinor ASA

Equinor encourages all shareholders to register for electronic reception of the notice of the general meeting.

This can be done through VPS Investor Services, either through your online bank or www.vps.no.
A practical guide for how to change to electronic reception is available on www.equinor.com/agm.

Electronic reception will reduce the environmental effects as well as the company's costs, and it will be a simplification for the shareholders.



Annual General Meeting
Equinor ASA

Proposals from shareholders and response from the board of directors



ANNUAL GENERAL MEETING 14 MAY 2025 | ITEM 9

Proposal from shareholder that Equinor shall immediately discontinue the wind power business and decommission all wind power plants

Shareholder Roald Skjoldheim has proposed the following resolution:
"Equinor shall immediately discontinue the wind power business. Decommission all wind power plants as soon as possible."

The shareholder's supporting statement
1. So far, power production from wind power plants has not made a single penny in profit
2. A windmill contains 300 litres of oil. And only hydraulic oil can be used to lubricate a wind turbine. Hydraulic oil is one of the most toxic fluids known. It is carcinogenic too. Plus there is glycol in the turbines as well.
3. Windmills kill large numbers of insects and birds. Although we are at the top of the food chain, it does not mean that we are not dependent on all the other animals that are below us. We risk annihilating ourselves through a global famine. This is going to affect us in ways that we have no way of foreseeing.
4. Windmills require a lot of physical space. They will also do permanent damage to the nature where they are installed. Installing windmills offshore is also a bad idea.
5. The rotor blades are made of fibreglass. A certain amount of erosion occurs every day. So we spread larger amounts of microplastics in nature. This will come back to us through the food we eat. You cannot avoid microplastics, they are everywhere.
6. If the oil leaks out, the wind turbine will catch fire. The fire service cannot do anything about it, they cannot reach the fire. The best you can hope for is that the fire does not spread to other windmills in the area.
7. When it is too windy, the rotor blades break.
8. When there is too little wind, no electricity is produced. Wind power is an unreliable source of energy.
9. Reduced mental and physical health for people and animals when windmills are installed in places where there should be no windmills

Summary: Out with wind power, in with hydropower. We have had hydropower for much longer than wind power. If Equinor wants to greenwash itself, hydropower is the right way to go. Hydropower is also the best source of energy when it comes to renewable energy.

The board of directors' response
The proposer proposes to discontinue the wind power business and immediately decommission all wind power plants. The proposal is based on economics and environmental concerns and refers to wind turbines both onshore and offshore.

In a low-carbon future, offshore wind will be important in the energy mix, partly because the projects are of a size that provides significant power production, and offshore wind will also be one of the few options for large-scale renewable energy for some densely populated areas. Equinor therefore believes that there will be a market for power generation from offshore wind in the future, and that the company has significant competitive advantages within offshore wind due to experience from large industrial projects offshore.

Our existing producing offshore wind farms are profitable. At the same time, the profitability of new offshore wind projects is under pressure, partly due to high inflation, interest costs and supply chain bottlenecks in a growing industry. Cycles are not uncommon in the energy industry. Equinor has an expressed ambition to act counter-cyclically with a focus on creating shareholder value, and through 2024 the company also took several steps to ensure value-adding growth in the renewables sector in general and offshore wind in particular. As described at this year's Capital Markets Day, Equinor expects over 10% return on equity from its renewable and low-carbon solutions portfolio, reflecting the company's belief in the opportunity for long-term value creation in these segments.



The development of renewable energy such as wind power is important to help reduce the world's greenhouse gas emissions. At the same time, all human activities have the potential to cause negative consequences for humans and the environment. This can be in the form of various types of pollution, impact on bird and animal life, as well as waste problems. There can also be different types of negative impact of such projects where people live and spend time.

Continuous efforts are underway in Equinor to strengthen knowledge about how to develop wind power projects in a sustainable way. For example, together with our partners, we are working to achieve 100% recycling of wind turbine blades by developing a fully circular value chain.

Equinor's board of directors recently adopted an environmental policy that expresses the company's expectations for ourselves and our suppliers. This, as well as other relevant environmental information related to offshore wind and other activities, can be found on www.equinor.com.

Based on the above, the board of directors recommends the annual general meeting to vote against the proposal.



ANNUAL GENERAL MEETING 14 MAY 2025 | ITEM 10

Proposal from shareholder that Equinor shall withdraw from all offshore wind projects and that all bonus schemes and salary increases should be omitted in 2025 for the Equinor board members and corporate executive committee

Shareholder Tom Jacob Dybwad has proposed the following resolution:

"1. Equinor withdraws from all offshore wind projects in the US and elsewhere in the world.

2. In light of financial misjudgements regarding wind power, all bonus schemes and salary increases should be omitted in 2025 for the Equinor board members and corporate executive committee."

The shareholder's supporting statement

This is due to the alarming information that Equinor could lose billions on such projects, cf. the article in E24 that was published on 21 January this year: https://e24.no/boers-og-finans/i/zAe6Xr/mener-equinor-risikerer-milliardnedskrivning-paa-havvind. As a proposer, I would also like to point out that offshore wind turbines are harmful to bird life and cause damage to marine nature due to erosion on the wind turbines of, among other things, microplastics with PFAS and Bisphenol A that are absorbed by algae and fish that live in the sea, and which will damage marine nature without known consequences.

The board of directors' response

The proposer proposes that Equinor should withdraw from all offshore wind projects in the US and elsewhere in the world. The proposal is based on media reports from January 2025 about potential financial losses (https://e24.no/boers-og-finans/i/zAe6Xr/mener-equinor-risikerer-milliardnedskrivning-paa-havvind). The media report referred to by the proposer concerns the Empire Wind 1 offshore wind project in the United States. Equinor presented the industrial and financial situation of the project at the company's Capital Markets Day in February 2025.

In a low-carbon future, offshore wind will be important in the energy mix, partly because the projects are of a size that provides significant power production, and offshore wind will also be one of the few options for large-scale renewable energy for some densely populated areas. Equinor therefore believes that there will be a market for power generation from offshore wind in the future, and that the company has significant competitive advantages based on experience from large industrial projects offshore.

Our existing producing offshore wind farms are profitable. At the same time, the profitability of new offshore wind projects is under pressure, partly due to high inflation, interest costs and supply chain bottlenecks in a growing industry. Cycles are not uncommon in the energy industry. Equinor has an expressed ambition to act counter-cyclically with a focus on creating shareholder value, and through 2024 the company took several steps to ensure high-value growth in the renewables sector in general and offshore wind in particular. As described at this year's Capital Markets Day, Equinor expects over 10% return on equity from its renewable energy and low-carbon solutions portfolio, reflecting the company's belief in the opportunity for long-term value creation in these segments.

The proposer proposes that bonuses and salary increases for Equinor board members and corporate executive committee should be omitted in 2025, citing what the proposer believes are economic miscalculations when it comes to wind power.

Remuneration to Equinor's corporate executive committee is regulated in the Executive Remuneration Policy adopted by the annual general meeting in 2023, and available at www.equinor.com. According to the policy, the CEO's remuneration shall be determined by the board of directors and the remuneration of the executive vice presidents shall be determined by the CEO. In other words, the determination of remuneration to the corporate executive committee for each year is outside the mandate of the annual general meeting.



The board members receive an annual fee for their duties and do not receive any bonuses. In line with the Norwegian Public Limited Liability Companies Act, fees to the members of the board of directors are determined by the corporate assembly and are outside the mandate of the annual general meeting.

Based on the above, the board recommends the annual general meeting to vote <u>against</u> the proposal.



ANNUAL GENERAL MEETING 14 MAY 2025 | ITEM 11

Proposal from shareholder that Equinor shall review work locations and work operations to ensure that any potentially hazardous conditions are identified

Shareholder Idar Herland has proposed the following resolution:

"1.   *Work locations and work operations must be examined, ensuring that any potential hazardous conditions are identified, and the employees must be informed about the risks as well as how to protect themselves from hazardous exposure*

2.   *Exposure must be registered on a person, and this must be available to both the individual, and to the safety delegate service and others who need access to this information.*

3.   *When employees are exposed to hazardous conditions, they must be offered medical follow-up.*

4.   *When employees become ill, the occupational health service must assess whether the illness may be work-related, and if so, report this."*

The shareholder's supporting statement

Equinor must comply with its own Code of Conduct and standards in relation to the working environment and hazardous exposure. The company must also comply with the requirements for working environment work defined in acts and regulations. Both for Equinor's own employees, but also as the main company (client) in relation to contractors. In practice, the main company must ensure that contractors are enabled to comply with their employer responsibility, as the individual company does not have the opportunity to examine the work locations to which it sends its employees.

At present, there is a lot that is not in place, and many nonconformities have been identified during audits, e.g., by the Norwegian Ocean Industry Authority, over many years. It is unknown and undocumented what hazardous conditions Equinor's own and contractor employees are exposed to when working for the company, and those who become ill are not adequately followed up. Specifically, this is about:

1.   Work locations and work operations must be examined, ensuring that any hazardous conditions are identified, and the employees must be informed about the risks, as well as how they can protect themselves from hazardous exposure. As of today, this is not the practice. Here, inter alia, Section 7-1 of the Regulations Concerning Organisation, Management and Employee Participation is violated.

2.   Exposure must be registered on a person, and this must be available to both the individual, but also to the safety delegate service and others who need access to this information. As of today, this is not established practice. Here, inter alia, Section 31-3 of the Regulations Concerning the Performance of Work is violated.

3.   When employees are exposed to hazardous conditions, they must be offered medical follow-up. As of today, this is not established practice. This is a violation, inter alia, of Section 6 of the Activity Regulations.

4.   When employees become ill, the occupational health service must assess whether the illness may be work-related, and if so, report this. As of today, this is not the established practice. Here, inter alia, Section 5-3 of the Working Environment Act is violated.

These identified nonconformities represent a major reputational risk for the company, and the financial consequences may be enormous. Both for the company, and for the shareholders.

The board of directors' response

The administration works systematically to ensure a fully satisfactory and good working environment. Risk management of all risk factors related to health and working environment is defined in the Equinor management system, and chemical exposure is addressed by this framework. There is a close and systematic collaboration between the company's business areas and the occupational health service, primarily in preventive activities, but also with follow-up and improvement in cases where an injury has occurred. In addition, there are formal arenas for cooperation with the safety delegate service and employee representatives, where health and working environment are discussed regularly. Working environment risks, results and indicators are also regular elements of corporate working environment committee (AMU) meetings. More detailed issues related to facilities/installations are normally discussed in local AMUs. An important principle of the working environment work is to seek to solve challenges at the lowest possible level first.



With this systematic work related to the physical, chemical and psychosocial working environment, the company in our view operates in accordance with relevant laws and regulations, as well as internal values and requirements.

The board believes that the established practice of involvement and discussion through collaborative arenas where both employee representatives and management work together to ensure a good and satisfactory working environment across the company should continue to be the preferred way of conducting this work in the company rather than resolutions by the annual general meeting.

Based on the above, the board recommends the general meeting to vote against the proposal.



ANNUAL GENERAL MEETING 14 MAY 2025 | ITEM 12

Proposal from shareholders that Equinor shall present a plan for how the company will reach the Paris Agreement goals and net-zero emissions by 2050 and terminate all overseas oil and gas projects

Shareholders Bente Marie Bakke, Gro Nylander, Guttorm Grundt and Even Bakke have proposed the following resolution:

"1. Present a detailed plan for how the company will be able to reach the Paris Agreement goals and net-zero emissions by 2050.

2. Terminate all overseas oil and gas projects as quickly as possible, as they lead to financial losses and severe pollution."

The shareholders' supporting statement

At Equinor's annual general meeting in May 2023, a statement from the Ministry of Trade, Industry and Fisheries was read out, this clarifies the state's requirements for Equinor: "The state expects, cf. White Paper 6 (2022-2023): A greener and more active state ownership (the white paper on state ownership) that:

  i) The company identifies and manages risks and opportunities related to climate and integrates this into its strategies.
  ii) The company sets goals and implements measures to reduce greenhouse gas emissions in the short and long term in line with the Paris Agreement, and reports on goal achievements. The goals are science-based where possible.
   iii) The company reports on direct and indirect greenhouse gas emissions and climate risks, and uses recognised standards for reporting on greenhouse gas emissions and climate risks."

Equinor has not reported as instructed by the Ministry of Trade, Industry and Fisheries. On the contrary, Equinor's current plans show that the company – and thus Norway – will not be able to deliver on what has been promised in the Paris Agreement, i.e. a 55% reduction by 2030 and net-zero emissions by 2050.

Australasian Centre for Corporate Responsibility, or ACCR, has conducted a thorough analysis of Equinor's published international plans for explorations and productions, i.e. the exploration and production of oil and gas resources outside the Norwegian sector. The report "Equinor's challenge: which way to Paris?" dated April 9, 2024, was sent to Equinor before the annual general meeting in May 2024. Equinor claims that it does not recognise the figures but has not documented that the report is incorrect.

This ACCR analysis was also used by four institutional investors and shareholders: Sarasin & Partners LLP, Sampension (Danish Pension Fund), West Yorkshire Pension Fund, and Achema Investment Management (Dutch fund manager) for a proposal at the May 2024 annual general meeting: "Equinor updates its strategy and investment plan in line with what is promised in the Paris Agreement". This proposal was voted down by the representatives of the Ministry of Trade and Industry, apparently against their own instructions.

As a result of the Board's recommendation to the Ministry to vote against Sarasin's proposal and Equinor's further scale-back of its energy transition to renewable energy, Sarasin is exiting its position of 9.5 million shares owned by their 600 clients (see letter of March 14, 2025 to Jon Erik Reinhardsen, Chairman of the Board of Equinor).

A new ACCR analysis "The road not taken: Equinor's alternative to international oil and gas growth" shows that Equinor internationally has invested USD 103 billion in oil and gas development and production between 2001 and 2023 with a profit of only USD 2 billion in this period. Furthermore, Equinor plans to invest approximately USD 3 billion per year from 2024 to 2030 internationally, probably at a loss according to the ACCR report. This demonstrates poor capital discipline. Equinor's international oil and gas projects generate annual emissions that are five times Norway's emissions. The conclusion from the ACCR report is that Equinor must stop all development and production of oil and gas abroad, if Equinor is to have a chance of achieving the Paris goals and net-zero emissions by 2025.



Equinor's analyses for international development and production projects are based on strong optimism regarding assumed oil and gas prices, and the financial risks associated with the projects are therefore high. Europe needs oil and gas from Norway for some years to come. Equinor must therefore prioritise production in the Norwegian sector, which also yields very high profits (the EU gas price is 5.5 times higher than the price in the US) and to phase out the international activities, which have caused large financial losses, as soon as possible.

The ACCR analysis shows that if Equinor had not invested these USD 103 billion abroad from 2001 to 2023, the Government Petroleum Fund could have increased by about NOK 400 billion in the period. In addition, the share price would also increase due to higher dividends to shareholders.

Equinor has lost over USD 33 billion (about NOK 375 billion, the largest loss ever reported by a Norwegian limited liability company) by its activities in North America. This is a result of poor risk analyses and investment discipline. No one on the board of directors or in the corporate executive committee took responsibility for these huge losses. As shown above, Equinor's other projects abroad have resulted in very low earnings or losses. Equinor has faced strong protests from the local population, including in Scotland (the Rosebank project), England, Canada, Brazil, Argentina and Australia. These protests are mainly due to local climate and environmental risks in vulnerable areas. This increases Equinor's project risk and damages Norway's reputation as a pioneer on international climate issues.

We therefore ask why Equinor's board of directors has allowed and allows the executive management to freely initiate costly international projects with high financial and corruption risks, triggering strong local climate protests. This destroys Equinor's share price and climate reputation and makes it impossible for Norway and Equinor to meet the emission reduction goals under the Paris Agreement.

The proposers are members of the Grandparents´ Climate Action.

The board of directors' response
The energy transition is a globally shared, systemic challenge. It will require the development of new technologies, new value chains, and new ways of working, as well as firm leadership from policy makers. It will also require continuity and the provision of stable, reliable and affordable energy that the global economy depends on.

Our Energy Transition Plan, originally published in 2022 and now updated in 2025, provides information about our strategy, our actions, and how we manage climate-related risk to ensure resilience and value creation. It reflects our long-term business opportunities in the transition and outlines our pathway to net zero in 2050 as well as our transition ambitions in the short, medium and long-term. The Plan outlines how we execute our strategy to optimise the oil and gas portfolio, deliver high value growth in renewables, and develop new market opportunities in low carbon solutions.

As outlined in our Energy Transition Plan, we consider our strategy and business model to be compatible with the transition to a sustainable economy in line with the goals of the Paris Agreement. When evaluating compatibility, Equinor applies a three-part approach: 1) Pursuing emissions reduction activities in our operations, as illustrated by our operated scope 1+2 emissions reductions and 2030 ambition, which is consistent with current science-based trajectories for limiting warming to 1.5°C; 2) Making investments and taking actions to advance the decarbonisation and transformation of the energy system and industries, as reflected in our net carbon intensity and net zero ambition, which includes scope 3 emissions from the use of the energy products we produce; 3) Stress testing the resilience of our investments and portfolio, including against scenarios that meet the global temperature outcomes outlined in the Paris Agreement.

The Energy Transition Plan is presented by the board of directors to Equinor´s shareholders for advisory vote, ref item 8. The Energy Transition Plan and the Annual Report (through the reporting in accordance with the EU Corporate Sustainability Reporting Directive) provide the requested detailed information on the company´s emissions reduction and transition ambitions and actions, including with respect to the Paris Agreement.



Both the board and the administration regularly evaluate the portfolio composition in relation to the company's overall strategy, the assets' economic development, and other relevant aspects. This applies to the entire portfolio of the company. We have transformed our international oil and gas portfolio in recent years, by focusing and deepening our presence into fewer countries where we believe we can create more value. Since 2018 we have exited more than 20 countries, while expanding our positions in core countries such as the UK, USA and Brazil. This high-grading has improved the quality of the portfolio and its resilience with stronger cashflow and lower emissions intensity. In 2024, the international portfolio delivered around 33% of the total production and generated a cash flow from operations of nearly six billion dollars – approximately 60 billion Norwegian kroner.

The board appreciates the interest in Equinor's activities and highlights the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

Based on the above, the board recommends that the general meeting vote <u>against</u> the proposal.



ANNUAL GENERAL MEETING 14 MAY 2025 | ITEM 13

Proposal from shareholders that Equinor shall separate the renewable energy part of the company and invest at least NOK 5 billion annually in the repair and renewal of Ukraine's energy infrastructure

Shareholders Even Bakke and Guttorm Grundt have proposed the following resolution:

"1. Equinor shall separate the renewable energy part of the company into a new public limited company with a revised ownership structure that can meet, increase and achieve the renewable energy targets.

2. Equinor shall invest at least NOK 5 billion annually in the repair and renewal of Ukraine's energy infrastructure in cooperation with Ukraine's energy authorities and companies."

The shareholders' supporting statement
Equinor's ethical challenges must be taken seriously
Many shareholders applauded when Statoil made an expensive name change to Equinor seven years ago. The name change signalled the company's ambition to achieve a better balance (equilibrium) between fossil and renewable energy in the company's energy production, in accordance with the Paris Agreement. However, the transition has been slow, and investments and production of renewables currently account for only a minimal fraction of company's total energy production.

It was therefore very disappointing when the board of directors and the corporate executive committee, instead of increasing the renewables share, decided to reduce it further:

*   Retire the goal that at least fifty percent of CAPEX should go to renewable energy and low-carbon solutions by 2030.
*   Reduce the renewable energy production target and scale down the net carbon intensity reduction targets.

Thus, the sceptics were proven partly right in their assumptions about the name change's greenwashing character, and the company quickly backs to square one: Statoil oil and gas. But how can the company and society benefit from fossil energy winning the energy race, but harming the planet and future generations, irreversibly? Our descendants are unlikely to thank us for that.

The state, as the main shareholder, cannot accept that Equinor in practice sabotages Norway's commitments under the Paris Agreement. The legacy of Statoil's structure and culture is clearly too strong for renewable energy to be given the necessary focus and priority at Equinor. The renewables part of the business should therefore be separated from Equinor and established as a separate public limited company and financed for large-scale production of energy based on sustainable renewable energy.

In recent years, Equinor has had enormous revenues from the sale of gas to Europe. While Ukraine's energy production and infrastructure are systematically destroyed by Russia, Equinor has had a war-stimulated income of NOK 1270 billion in 2023/23 alone (NRK broadcasting association), without giving Ukraine anything in return. Even if Equinor is not a war profiteer, the case also has an ethical side. In 2024, Ukraine experienced thousands of targeted attacks by Russian forces, including bomb and missile attacks as well as drone attacks on the country's cities and energy infrastructure. Only a small fraction of Norway's support for Ukraine under the Nansen Programme goes to support investments to repair and secure the country's energy production and infrastructure. The need is enormous.

Equinor should therefore share some of its large profits with Ukraine by investing a small, but important, part in the necessary repair and renewal of the energy infrastructure in the country in cooperation with the Ukrainian authorities and energy companies.

The proposers are members of the Grandparents' Climate Action.



The board of directors' response

Equinor's strategy aims for a balanced energy transition, balancing the needs for energy security, affordability, and emission cuts. It is the Board's view that Equinor's strategy supports the goals of the Paris Agreement. The company's updated energy transition plan, which has been presented to the Annual General Meeting, outlines how the company is working in the short, medium, and long term to achieve its ambition of becoming a net zero company by 2050.

The company's investments in renewables and low-carbon solutions are value driven business considerations. Equinor develops profitable projects and businesses in areas that will continue to grow through the energy transition. To ensure that investments and the new value chains are economically sustainable, the pace of investment must be adjusted to market conditions and commercial opportunities. In recent years, inflation, high interest rates, and supply chain bottlenecks have led to challenging conditions in certain markets, such as offshore wind. This is the reason for the adjustment of the pace of renewable investments presented at the company's Capital Markets Update in 2025, which the proposer refers to. The ambition level for 2030 was adjusted from 12-16 GW to 10-12 GW of capacity installed or under development by 2030.

Since 2011, Equinor has invested around NOK 100 billion in renewable and low-carbon solutions. The company focuses on value chains based on its competitive advantages, where the use of expertise from the oil and gas sector is important. Separating the renewable business will not change market conditions, and a new renewable company will have fewer competitive advantages in certain markets than Equinor currently has. The board considers this a disadvantage.

The Norwegian government's Nansen program for military and civilian support to Ukraine and Moldova has a total budget of NOK 205 billion for the period 2023-2030. Norwegian support is channelled predominantly through international and multilateral organizations such as the World Bank and the European Bank for Reconstruction and Development (EBRD). As the largest taxpayer, we contribute indirectly to Norway's support to Ukraine.

International support to Ukraine is centred around military support and secure energy systems and production. Equinor engages in dialogue with Norwegian and Ukrainian authorities, the EU, and with Ukrainian companies, business associations and chambers of commerce. Equinor contributes through knowledge sharing, donations (of equipment and liquids) and in supporting their commercial development. Since Russia's invasion, Equinor has had regular meetings with Naftogaz and several of its subsidiaries.

Equinor has contributed and will continue to contribute to Ukraine's energy sector. Equinor is considering all initiatives related to securing energy systems and production in Ukraine, and what we can contribute. Equinor's greatest contribution to Ukraine is to be a reliable supplier of gas to the continent to secure industry and the economy. These are prerequisites for many European countries' social cohesion and political stability, which in turn are prerequisites for broad popular support for Ukraine for extensive economic and military support and assistance.

Based on the above, the board of directors recommends that the general meeting votes <u>against</u> the proposal.



ANNUAL GENERAL MEETING 14 MAY 2025 | ITEM 14

Proposal from shareholder that Equinor shall renew their green aims, avoid further international investment in oil and gas and donate billions to Ukraine

Shareholder Gro Nylander has proposed the following resolution:
"Equinor should:

1. *renew their green aims, disclosed some years back, to become ˝a broad energy company, investing not only in oil and gas, but even in wind and sun˝. The management at some point planned to use four percent of its total investments in the transition to renewable energy before 2026.*
2. *avoid further international investment in oil and gas as these have caused enormous losses for the company, for the state and thus for the entire Norwegian population.*
3. *donate billions to Ukraine, for rebuilding their energy-infrastructure."*

The shareholders´ supporting statement
Equinor's renewable promises were scrapped fairly recently. Today, more than 99 percent of the company's total energy production is still fossil. The company's greenhouse gas emissions are five times greater than Norway's total emissions. All while climate change is rapidly increasing. Equinor's activities constitute a danger to the inhabitants of the earth.

Equinor has set its sights too high and wanted too much. The company wishes to extract fossil fuels from other countries. Often against intense protests from residents, and with huge losses for the company, and a reduced international reputation for Norway.

Still, Equinor has served Norway well economically. Largely by pumping up the nation's oil and gas. This is not sustainable! What good does it do Norway if Equinor wins the energy race, but irreversibly damages the planet for future generations? What about leaving some oil and gas for those who come after us? Maybe by then emissions will be under control?

Equinor is experiencing blood-red numbers on the New York Stock Exchange in 2025. For example, major shareholder Sarasin & Partners is now selling out, disheartened by Equinor's lack of climate policy.

The board and current CEO of Equinor, Anders Opedal, have shown questionable judgment and should consider their position. The oil company has a tradition of dismissing managers after far lower losses, cf. Arvid Johnsen and Harald Norvik.

The greatest responsibility for poor governance, however, lies with the main shareholder, the Norwegian state, with its 67 percent of the shares. Every year, the ministry's representative consistently votes against all climate-friendly shareholder-proposals at Equinor's general meeting. How dare our politicians do that – on behalf of all of Norway!

The war in Ukraine has given Equinor enormous profits. Perhaps a much-needed donation in the billions to the war-torn country could help correct the view of Equinor and Norway as war profiteers?

Do not let Equinor's – and our – legacy correspond to the characterization that Speaker Hambro gave in our Parliament after the war, of the Norwegian London-government: "They did the best they could. Therein lies their excuse, and therein lies their judgment.

The proposer is a member of the Grandparents´ Climate Action.



The board of directors' response

The energy transition is a shared, global and systemic challenge. It will require the development of new technologies, new value chains, and new ways of working, as well as firm leadership from policy makers. It will also require continuity and the provision of stable, reliable and affordable energy that the global economy depends on.

Our Energy Transition Plan, originally published in 2022 and now updated in 2025, provides information about our strategy, our actions, and how we manage climate-related risk to ensure resilience and value creation. It reflects our long-term business opportunities in the transition and outlines our pathway to net zero in 2050 as well as our transition ambitions in the short, medium and long-term. The Plan outlines how we execute our strategy to optimise the oil and gas portfolio, deliver high value growth in renewables, and develop new market opportunities in low carbon solutions. It also addresses the investments in renewables and low carbon solutions. We have increased our gross capex into renewables and low carbon solutions, from 4% of our total in 2020 to 27% in 2024, including the financial investment of a 10% ownership share in Ørsted A/S. Excluding the Ørsted investment, the share was 16%. We aim to have 10-12 GW of installed renewable energy capacity by 2030, and a transport and storage capacity of 30-50 million tonnes of CO_2 by 2035.

As outlined in our Energy Transition Plan, we consider our strategy and business model to be compatible with the transition to a sustainable economy in line with the goals of the Paris Agreement. When evaluating compatibility, Equinor applies a three-part approach: 1) Pursuing emissions reduction activities in our operations, as illustrated by our operated scope 1+2 emissions reductions and 2030 ambition, which is consistent with current science-based trajectories for limiting warming to 1.5°C; 2) Making investments and taking actions to advance the decarbonisation and transformation of the energy system and industries, as reflected in our net carbon intensity and net zero ambition, which includes scope 3 emissions from the use of the energy products we produce; 3) Stress testing the resilience of our investments and portfolio, including against scenarios that meet the global temperature outcomes outlined in the Paris Agreement.

The Energy Transition Plan is presented by the board of directors to Equinor's shareholders for advisory vote, ref item 8. As the Energy Transition Plan provide detailed information on the company's transition ambitions and actions, including with respect to the investments in renewables and low carbon solutions, the board recommends the general meeting votes against this proposal.

Both the board and the administration regularly evaluate the portfolio composition in relation to the company's overall strategy, the assets' economic development, and other relevant aspects. This applies to the entire portfolio of the company.

By concentrating on value creation and demonstrating capital discipline, we aim to build a sustainable long-term business in renewables that will deliver competitive returns and long-term cash generation. By 2030 we aim to increase our installed renewable capacity to 10-12GW.

As for the international oil and gas portfolio, this has been transformed in recent years, by focusing and deepening our presence into fewer countries where we believe we can create more value. Since 2018 we have exited more than 20 countries, while expanding our positions in core countries such as the UK, USA and Brazil. This high-grading has improved the quality of the portfolio and its resilience with stronger cashflow and lower emissions intensity. In 2024, the international portfolio delivered around 33% of the total production and generated a cash flow from operations of nearly six billion dollars – approximately 60 billion Norwegian kroner.

The board appreciates the interest in Equinor's activities and highlights the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

The Norwegian government's Nansen program for military and civilian support to Ukraine and Moldova has a total budget of NOK 205 billion for the period 2023-2030. Norwegian support is channelled predominantly through international and multilateral organizations such as the World Bank and the European Bank for Reconstruction and Development (EBRD). As the largest taxpayer, we contribute indirectly to Norway's support to Ukraine.



International support to Ukraine is centred around military support and secure energy systems and production. Equinor engages in dialogue with Norwegian and Ukrainian authorities, the EU, and with Ukrainian companies, business associations and chambers of commerce. Equinor contributes through knowledge sharing, donations (of equipment and liquids) and in supporting their commercial development. Since Russia's invasion, Equinor has had regular meetings with Naftogaz and several of its subsidiaries.

Equinor has contributed and will continue to contribute to Ukraine's energy sector. Equinor is considering all initiatives related to securing energy systems and production in Ukraine, and what we can contribute. Equinor's greatest contribution to Ukraine is to be a reliable supplier of gas to the continent to secure industry and the economy. These are prerequisites for many European countries' social cohesion and political stability, which in turn are prerequisites for broad popular support for Ukraine for extensive economic and military support and assistance.

Based on the above, the board recommends that the general meeting vote <u>against</u> the proposal.



ANNUAL GENERAL MEETING 14 MAY 2025 | ITEM 15

Proposal from shareholder that Equinor shall gradually divest from all international operations

Shareholder Ivar Sætre has proposed the following resolution:
"The general meeting orders the company's administration to gradually divest from all international operations, first within renewable energy, then within petroleum production."

The shareholder's supporting statement
Arguments for sale of international business
In any commercial company, it is normal that the company owners are closely involved in developing the company's strategy and business areas, and that they are well acquainted with the risks associated with the business.

Equinor (Statoil) was established to build, control and contribute to ensuring that petroleum activities on the Norwegian continental shelf were carried out for the benefit of Norwegian interests.

Since the beginning of the 1990s, activities have gradually increased outside Norway's borders, first with participation in international petroleum activities, and in recent years also with participation in the development and production of so-called renewable energy.

International operations have not been without significant losses and are associated with considerable risk. Activities in renewable energy have never shown an annual profit since these activities started.

Approximately 70 % of Equinor is owned by the Norwegian state. The ownership is managed by the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian Parliament. Few in these bodies have in-depth knowledge of the business Equinor operates, especially for operations outside Norway, and assessments of risk are mainly carried out by persons with little or no ownership interest in the company.

Equinor should therefore gradually divest from all international operations, first within renewable energy, then within petroleum production.

The board of directors' response
Both the board and the administration regularly evaluate the portfolio composition in relation to the company's overall strategy, the assets' economic development, and other relevant aspects. This applies to the entire portfolio of the company.

By concentrating on value creation and demonstrating capital discipline, we aim to build a sustainable long-term business in renewables that will deliver competitive returns and long-term cash generation. By 2030 we aim to increase our installed renewable capacity to 10-12GW.

As for the international oil and gas portfolio, this has been transformed in recent years, by focusing and deepening our presence into fewer countries where we believe we can create more value. Since 2018 we have exited more than 20 countries, while expanding our positions in core countries such as the UK, USA and Brazil. This high-grading has improved the quality of the portfolio and its resilience with stronger cashflow and lower emissions intensity. In 2024, the international portfolio delivered around 33% of the total production and generated a cash flow from operations of nearly six billion dollars – approximately 60 billion Norwegian kroner.

The board appreciates the interest in Equinor's activities and highlights the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

Based on the above, the board recommends that the general meeting vote against the proposal.



ANNUAL GENERAL MEETING 14 MAY 2025 | ITEM 16

Proposal from shareholder that Equinor shall review its guidelines and procedures for human rights due diligence assessments

Shareholder Greenpeace has proposed the following resolution:
"To keep Equinor in alignment with the UN Guiding Principles on Business and Human Rights, the OECD Guidelines on Multinational Enterprises, and the Norwegian Transparency Act, and meet the expectation of the Norwegian Government White Paper on ownership policy, the shareholders in the General Assembly ask the Company to review its guidelines and procedures for human rights due diligence assessments (HRDD Procedures) to ensure sufficient due diligence on material business relationships, in particular business cooperation with affiliated companies that serves to perpetuate Israel's illegal presence in Palestine.

Where HRDD Procedures identify a business relationship with an actor that is causing, contributing to, or is directly linked to serious human rights abuses or breaches of international law, or that goes against Norwegian Policy, shareholders request that the Company take steps to perform a responsible exit from that relationship."

The shareholder's supporting statement
Shareholders welcome the Company's commitment, in respect of its human rights efforts, to "strive for continuous improvement in [its] performance and behaviour." We support the Company's acknowledgement that doing business with actors implicated in serious human rights abuses and breaches of international law poses risks to the Company.

In a challenging geopolitical and security environment, shareholders have an interest in ensuring that the Company's processes to identify and act on such risk remain credible. This includes alignment with the UN Guiding principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, and relevant laws, policies and recommendations by its majority shareholder, the Norwegian state.

The Norwegian government has previously advised companies against business cooperation perpetuating illegal Israeli settlements, most recently in its strengthened advisory on business operations in Gaza, East-Jerusalem and the West Bank (2024).

The Norwegian white paper on state ownership, Meld. St. 6 (2022–2023), sets out expectations for state owned companies to respect human rights in their operations and throughout its supply chain.

Equinor is partnering with Ithaca Energy on the UK oil field Rosebank. Ithaca Energy is majority-owned by the Israeli energy company Delek Group, which is listed by the UN High Commissioner for Human Rights as a company engaged in business activities in Israeli occupations in Palestine that raise "particular human rights concerns." Both the Norwegian Government Pension Fund (Oljefondet) and Kommunal Landspensjonskasse (KLP), have excluded Delek Group from their portfolio for similar reasons.

Israeli settlements in Palestine are in violation of public international law, and in 2024 the International Court of Justice (ICJ) ruled that Israel's occupation of Gaza, the West Bank, including East Jerusalem, is unlawful and should end immediately.

Equinor's partnership with Ithaca Energy entails that substantial revenues from the Rosebank field will accrue to Delek Group – estimated at NOK 3.5 billion. Delek Group also supplies fuel to the Israeli military.
The collaboration with Ithaca Energy also raises questions about Equinor's human rights due diligence under the Norwegian Transparency Act. The law obliges Equinor to carry out due diligence assessments in order to prevent human rights violations related to its operations and business relationships. The Norwegian Consumer Authority has launched an investigation following a complaint from Greenpeace, which argues that Equinor has violated the Transparency Act by failing to carry out such a due diligence assessment of its partner on the Rosebank field.



The board of directors' response

In our global operations, we rely on numerous partners, contractors, and suppliers. Some of these are carefully chosen by us, while others, such as partners in the offshore oil and gas business, often are approved by the authorities through licensing rounds or transactions without our involvement. Our existing corporate governance for the vetting of counterparties accommodates these circumstances, while ensuring consistency and efficiency in an increasingly complex environment for international business. All while we continuously seek to respect human rights.

Equinor's updated Human Rights Policy, endorsed by the board of directors in November 2024, along with our internal governance for human rights due diligence, is based on the United Nations Guiding Principles on Business and Human Rights (UNGPs) and the OECD Guidelines for Multinational Enterprises. These voluntary international standards have also laid the foundation for mandatory due diligence legislation, such as the Norwegian Transparency Act.

We believe it for companies like ours is essential to have a common and internationally widely acknowledged basis for conducting risk-based human rights due diligence. The mentioned international human rights standards help us structure our work, harmonize efforts by companies across borders, and assist in identifying which human rights risks should be prioritized.

Also taking into account advice from the Norwegian government that Norwegian companies should not engage in business activity serving to perpetuate Israel's presence in occupied Palestinian territory, we consider our current internal governance for human rights due diligence to be fit for purpose, appropriate, and well aligned with the mentioned international human rights standards and applicable laws.

Accordingly, we consider that the proposed new governance requirements, going beyond international standards by expecting Equinor to address human rights risk, not only where directly linked to our own activities but also where connected to the activities of our partners, contractors or suppliers unrelated to Equinor, could reduce our capacity to manage human rights risks in our own operations. Additionally, it would lead to added bureaucracy and cost, likely without a corresponding positive human rights impact.

Finally, we do not see that relevant international standards on business and human rights or applicable laws (including sanctions and trade restrictions put in place in the jurisdictions where we operate) warrant a change in Equinor's procedures regarding "responsible exit" of the nature proposed in the shareholder resolution.

Based on the above, the board recommends that the general meeting votes against the proposal.



Proposal from shareholder that Equinor shall identify and manage risks and possibilities regarding climate and integrate these in the company's strategy

Shareholder WWF has proposed the following resolution:
"Equinor identifies and manages risks and possibilities regarding climate and integrates these in the company's strategy. The company sets targets and implements measures to reduce greenhouse gas emissions over a short- and long-term period in line with the target to limit global warming to 1.5 °C, and reports to shareholders on progress against these targets. Targets and measures include the entire supply chain (scope 1, 2 and 3) and entail an absolute reduction in greenhouse gas emissions."

The shareholder's supporting statement
This spring, Equinor presented an updated Energy Transition Plan for the company. Several shareholders have previously stated that the current energy transition plan does not include targets, milestones and ambitions that are sufficient for the company to be considered to have a strategy that is aligned with the 1.5-degree target in the Paris Agreement. Rather than increasing its ambitions in line with this feedback, Equinor has now lowered its targets for emissions reductions and ambitions for investment in, and production of, renewable energy. Simultaneously, Equinor has increased its estimates for future oil and gas production.

The company communicates in its Annual Report for 2024 that they are now "adjusting their ambitions to reality". This statement is not a reference to the reality that climate change seriously begins to have heavy consequences for countries, people and assets around the world. It is not a reference to the International Energy Agency (IEA)'s analyses showing that there will be a record surplus of oil in 2030. It is not a reference to the expected reduction in European gas consumption, and thus gas demand, in the coming decades.

Equinor has received criticism on multiple occasions for its energy transition plan and investment plans not being aligned with the Paris Agreement. Not just from environmental NGOs, but also from large financial institutions. Most recently in March, [Sarasin & Partners explained](#) its divestment from Equinor with the fact that the company, in their view, has not adjusted its plans in line with the Paris Agreement's 1.5-degree target.

The greatest weakness of Equinor's current Energy Transition Plan is that it is based on a carbon intensity target, rather than a target for absolute emission reduction for the entire value chain. A carbon intensity target does not guarantee lower emissions, as it includes a number of parameters in addition to greenhouse gas emissions. This is well illustrated in Equinor's Annual Report for 2024. Here, Equinor highlights that the company's carbon intensity clearly decreased from 2023 to 2024. The same development is not observed for absolute emissions from Scope-3, which increased by 0.7 percent in the same time period. This tendency is also present in the company's projections, where it is estimated that absolute emissions from Scope-3 will remain at the current level until 2030, while carbon intensity will be reduced by 15-20 percent.

In Autumn 2022 the Minister for Trade and Industry Jan Christian Vestre presented the Norwegian government's ownership-report to the Parliament (white paper): A Greener and more active state ownership - The State's direct ownership of companies. In this white paper, the consideration of sustainability in the State's goal as an owner has been clarified and strengthened. For companies that primarily operate in competition with others, which includes Equinor, the State's goal has been altered to the "highest possible return over time in a sustainable manner".

This has been further defined in the following way (ch.12.2): *By expressing clear expectations of the companies, the State wants to contribute to attaining the State's goal as an owner in a sustainable manner. This requires the companies to balance financial, social and environmental factors without reducing the ability of future generations to meet their own needs.*



The report (box 11.4) refers to the Science Based Targets Initiative (SBTi) for the definition of science-based emission paths: *A company will first be climate neutral when its total greenhouse gas emissions are reduced in line with the 1.5 degree target, and thereafter that the remaining emissions are neutralized by the permanent removal of equivalent volumes from the atmosphere.*

In a an addendum to a shareholder proposal to Equinor's AGM in 2023 ([Item 9 to Equinor ASA's AGM on 10th May 2023](#)), the Norwegian state, through the Ministry of Trade, Industry and Fisheries, stated that "The state expects the board and administration to work actively with the state's expectations and consider whether and how they should be taken into account in the company's energy transition plan and related reporting".

The undersigned shareholder's view is that Equinor's updated energy transition plan has not taken into account the expectations of the state, and that the company's investment plans are clearly not aligned with the State's goal of ensuring the ability of future generations to meet their own needs. This forms the basis for our resolution in which we ask Equinor to align its plans with the expectations in the white paper on state ownership and ensure that the company reduces its absolute emissions associated with both production and the wider supply chain in line with the target to limit global warming to 1.5 °C.

The board of directors' response

The energy transition is a globally shared, systemic challenge. It will require the development of new technologies, new value chains, and new ways of working, as well as firm leadership from policy makers. It will also require continuity and the provision of stable, reliable and affordable energy that the global economy depends on.

Our Energy Transition Plan, originally published in 2022 and now updated in 2025, provides information about our strategy, our actions, and how we manage climate-related risk to ensure resilience and value creation. It reflects our long-term business opportunities in the transition and outlines our pathway to net zero in 2050 as well as our transition ambitions in the short, medium and long-term. The Plan outlines how we execute our strategy to optimise the oil and gas portfolio, deliver high value growth in renewables, and develop new market opportunities in low carbon solutions.

As outlined in our Energy Transition Plan, we consider our strategy and business model to be compatible with the transition to a sustainable economy in line with the goals of the Paris Agreement. When evaluating compatibility, Equinor applies a three-part approach: 1) Pursuing emissions reduction activities in our operations, as illustrated by our operated scope 1+2 emissions reductions and 2030 ambition, which is consistent with current science-based trajectories for limiting warming to 1.5°C; 2) Making investments and taking actions to advance the decarbonisation and transformation of the energy system and industries, as reflected in our net carbon intensity and net zero ambition, which includes scope 3 emissions from the use of the energy products we produce; 3) Stress testing the resilience of our investments and portfolio, including against scenarios that meet the global temperature outcomes outlined in the Paris Agreement.

Creating a Paris-compatible strategy that applies for all scopes is more challenging for oil and gas companies because scope 3 emissions, which represent a large share of greenhouse gas emissions in their value chain, primarily come from the end-use of their products, such as fuel combustion by consumers. Reducing these indirect emissions is therefore impossible without fundamentally changing their business model or product mix. In contrast, companies in other sectors often have smaller amounts of scope 3 emissions, enabling them to decarbonise their entire value chain more effectively. For oil and gas companies, aligning with Paris goals for indirect scope 3 emissions requires systemic changes, where end use through combustion without CCS is reduced over time.

Therefore, for scope 3 emissions from the use of energy produced, we believe it is appropriate for an energy company like Equinor to use an intensity metric to inform its strategy. Such an approach avoids adverse incentives that result from the setting of an absolute scope 3 emissions reduction target, including the value-destructive closure of carbon efficient oil and gas installations and the risk of displacing emissions to less transparent and responsible energy providers. Even 1.5°C-aligned scenarios require oil and gas development and production. An intensity metric for scope 3-related emissions incentivises Equinor to contribute towards industrial and energy system decarbonisation, supporting a sustainable economy whilst also ensuring security of supply.



The Energy Transition Plan is presented by the board of directors to Equinor's shareholders for advisory vote, ref item 8.

As the Energy Transition Plan and the Annual Report (through the reporting in accordance with the EU Corporate Sustainability Reporting Directive) provide the requested detailed information on the company's emissions reduction and transition ambitions and actions, including with respect to the Paris Agreement, the board recommends the general meeting to vote against this proposal.



ANNUAL GENERAL MEETING 14 MAY 2025 | ITEM 18

Proposal from shareholders that the board of directors of Equinor shall assess if the company's planned increase in oil and gas production is consistent with the majority shareholder expectations

Shareholders ACCR, Sampension and Folksam have proposed the following resolution:
"The board shall disclose:

1. *its assessment of the consistency between the Company's planned increase in oil and gas production disclosed in its 2025 Energy Transition Plan and the Majority Shareholder Expectations, noting material inconsistencies,*
2. *its assessment of the consistency between its growth strategy in the international segment of its upstream oil and gas business and the Majority Shareholder Expectations, noting material inconsistencies, and*
3. *the remaining carbon budget assumptions relied on in making these assessments.*

These disclosures shall be made by no later than the publication date for the 2025 Annual Report."

The shareholders' supporting statement

1. **Company ownership**
   The Company is approximately 71% owned by the State of Norway. As at 31 December 2024, the largest shareholder on the company's share register was the Government of Norway, with 67% of the shares on issue, with that shareholding managed by the Norwegian Ministry of Trade, Industry and Fisheries. The Company's second largest shareholder was listed as Folketrygdfondet, the state-owned asset manager that manages funds on behalf of the Government Pension Fund of Norway, with a 4% holding.[1]

2. **Majority shareholder expectations**
   Given the Company's ownership structure, formal public statements by the majority shareholder are highly relevant to minority shareholders. At the Company's 2023 Annual General Meeting, the chair of the meeting read a formal statement from the Ministry of Trade, Industry and Fisheries. The co-filing shareholders emphasise the following extract from that statement: *The state expects … that:…*
   ii) The company sets targets and implements measures to reduce greenhouse gas emissions in both the short and long term in line with the Paris Agreement…[2] (Majority Shareholder Expectations)
   The Majority Shareholder Expectations are a powerful signal to minority shareholders that could reasonably be expected to inform the Company's strategic direction. No change to this formal statement has since been expressed by the majority shareholder.

3. **Company plans appear materially inconsistent with Majority Shareholder Expectations**
   The co-filing shareholders have made the request set out in the resolution because the Company's plans, in particular its focus on upstream oil and gas exploration and expansion, appear to be materially inconsistent with the Majority Shareholder Expectation that it "sets targets and implements measures to reduce greenhouse gas emissions in both the short and long term in line with the Paris Agreement."
   The goals of the Paris Agreement, to which the majority shareholder is a signatory, require "holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels"[3].

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[1] Equinor website, accessed 2 April 2025
[2] Minutes of Annual General Meeting, 10 May 2023 at point 9, Statement of the Ministry of Trade, Industry and Fisheries read by the company's Chair at the company's 2023 AGM
https://cdn.equinor.com/files/h61q9gi9/global/8ec49409d8ac1bff4ba613604b3ffe36ee623d13.pdf?minutes-from-annual-general-meeting-in-equinor-asa-10-may-2023.pdf.
[3] Paris Agreement, Article 2.1(a)



Sanctioned oil and gas projects, globally, are forecast to emit 465 $GtCO_2$ of emissions.[4] As at January 2025, the remaining carbon budget (RCB) for limiting global temperature increase to 1.5°C was approximately 171 $GtCO_2$,[5] and the RCB for "holding the increase in the global average temperature to well below 2°C" was approximately 430 $GtCO_2$.[5,6] It is accepted that emissions from other sectors such as steel, electricity, cement or land use will take up some of the remaining budget. As such, there is no room for new oil and gas developments in remaining in carbon budgets "in line with the Paris Agreement".[7]

Considering the Company's material expansion plans, the co-filing shareholders therefore seek clarification on how the company assesses the consistency of those plans with the Majority Shareholder Expectations, and the carbon budget assumptions used to inform those assessments.

4. **International upstream oil and gas growth strategy appears inconsistent with Majority Shareholder Expectations and does not generate acceptable returns**

    The long-lead times associated with the Company's international upstream oil and gas segment point to additional inconsistencies of its growth strategy in this segment with the Majority Shareholder Expectations.

    ACCR analysis of Rystad data shows that, in the international segment, the Company has historically taken 18 years on average to reach first production from the time of discovery of an oil and gas resource.[8]

    The International Energy Agency (IEA) concluded that there is no need for new long-lead time upstream oil and gas projects under its only Paris-aligned scenario, the Net Zero Emission by 2050 scenario.[9]

    However, a key pillar of the Company's strategy has been the rapid growth of the international oil and gas business. This was affirmed at the recent Capital Markets Update with increased international production targets to >950 kboe/d by 2030, a 40% increase on 2024 production levels.

    Chart 1: The Company's international oil and gas production has increased tenfold since IPO, with plans for a further 40% increase by 2030



    These growth ambitions include numerous large-scale international projects forecast to come on stream over the next 10 years, such as Bacalhau, Rosebank phase 1, Flemish Pass BdN and Roncador.[10] These project expansions appear to continue a strategy that is inconsistent with the Majority Shareholder Expectations.

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[4] ACCR analysis of Rystad Energy data. Includes all oil and gas production from operating and approved projects, from 2025 to 2100, multiplied by CO2 combustion emission factors for crude oil and natural gas.

[5] Lamboll, R.D., Nicholls, Z.R.J., Smith, C.J. et al. Assessing the size and uncertainty of remaining carbon budgets. Nat. Clim. Chang. 13, 1360–1367 (2023). https://doi.org/10.1038/s41558-023-01848-5. The remaining carbon budget (RCB) is adjusted to reflect the start of 2025, based on 2023 emissions data from the 2024 World Energy Outlook and estimated 2024 emissions from Carbon Brief analysis.

[6] Schleussner, CF., Ganti, G., Rogelj, J. et al. An emission pathway classification reflecting the Paris Agreement climate objectives. Commun Earth Environ 3, 135 (2022). https://doi.org/10.1038/s43247-022-00467-w. The justification for using the 90th percentile stems from the interpretation of the Paris Agreement's "well below 2 °C" objective as a significant strengthening of the earlier "below 2 °C" goal, aligning it with the IPCC's calibrated uncertainty language where "very likely" corresponds to a ≥90% probability.

[7] This assumes carbon removals are not available at an unprecedented scale.

[8] ACCR analysis of Rystad Energy data. Calculated as the time taken to commence production from initial discovery, using a resources weighted average.

[9] IEA (2023), Net Zero Roadmap: A Global Pathway to Keep the 1.5 °C Goal in Reach, IEA, Paris https://www.iea.org/reports/net-zero-roadmap-a-global-pathway-to-keep-the-15-0c-goal-in-reach, Licence: CC BY 4.0

[10] Equinor Capital Markets Update 2025, pg53



The international oil and gas growth strategy has also delivered inadequate returns to shareholders. This appears in conflict with the majority shareholder's goal, as owner, which is "the highest possible return over time in a sustainable manner."[11]

The Company's two exploration and production segments – Norwegian and International – have delivered radically different return on asset profiles from their respective asset bases. The Norwegian E&P segment has delivered strong returns, with the average net operating income averaging 68% of average non-current assets over the last twenty years. This is 23 times the returns (on a similar basis) of the international E&P segment, which has averaged just 3%.[12]

Chart 2: The Company's international assets return on net operating income have dramatically underperformed its Norwegian assets (2005-2024)



When looking at the returns from the Company's sanctioned international projects, analysis produced by the Australasian Centre for Corporate Responsibility (ACCR) found[13] that these projects:

- consumed $14.5 billion (nominal) in acquisition and pre-FID costs
- consumed $94 billion (nominal) development capex
- eroded $3.6 billion Net Present Value (**NPV**).

Chart 3: ACCR analysis finds that ~$100bn of international capex is estimated to deliver negative $3.6bn of NPV



When looking at the International segment (including other costs such as unsuccessful exploration) since the Company's 2001 IPO, ACCR found[14] that the International segment had:

- consumed $103 billion (nominal) of capex, and
- delivered $2 billion (nominal) of value.

The co-filing shareholders therefore note the apparent conflict between the Company's international oil and gas growth strategy and the "highest possible returns" goal of the majority shareholder.

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[11] White paper [Meld. St. 6 (2022–2023)] 'Greener and more active state ownership" The State's direct ownership of companies"

[12] Equinor financial statements from 2004 to 2023. When we refer to Equinor's international segment, we are referring to all of its international oil and gas activities – even though they are currently reported as two separate segments.

[13] ACCR, Equinor's challenge: which way to Paris?

[14] ACCR, The road not taken: Equinor's alternative to international oil and gas growth



5. **Relevance to shareholders**
    a. **Interests of long-term, diversified investors**

        The physical and financial risks posed by climate change are systemic, portfolio-wide, and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system, and to the entire portfolio of long-term, diversified shareholders.

    b. **Values basis**

        The co-filing shareholders have a strong basis for seeking to understand inconsistencies between the Majority Shareholder Expectations and Company plans. This interest is grounded in shared values of sustainability, transparency, good governance and risk management.

        The co-filing shareholders encourage support for this proposal.

The board of directors' response

Both the Equinor's 2025 Energy Transition Plan and 2024 Annual Report already provide detailed information on the company's emissions reduction and transition ambitions and include information on how we manage climate-related risk to ensure resilience and value creation. Our strategy continues to be based on three pillars: optimization of the oil and gas portfolio, including increased production in the short term; delivery of high value growth in renewables; and the development of new market opportunities in low carbon solutions.

As outlined in our Energy Transition Plan, we consider our strategy and business model to be compatible with the transition to a sustainable economy in line with the goals of the Paris Agreement. When evaluating compatibility, Equinor applies a three-part approach: 1) Pursuing emissions reduction activities in our operations, as illustrated by our operated scope 1+2 emissions reductions and 2030 ambition, which is consistent with current science-based trajectories for limiting warming to 1.5°C; 2) Making investments and taking actions to advance the decarbonisation and transformation of the energy system and industries, as reflected in our net carbon intensity and net zero ambition, which includes scope 3 emissions from the use of the energy products we produce; 3) Stress testing the resilience of our investments and portfolio, including against scenarios that meet the global temperature outcomes outlined in the Paris Agreement.

In connection with developing the Energy Transition Plan, we engaged in dialogue with a range of stakeholders and shareholders, including the Norwegian Ministry of Trade, Industry and Fisheries. The Energy Transition Plan is presented by the board of directors to Equinor's shareholders for advisory vote, ref item 8.

The international oil and gas portfolio: Both the board and the administration regularly evaluate the portfolio composition in relation to the company's overall strategy, the assets' economic development, and other relevant aspects including energy demand, energy security and climate risk. This applies to the entire portfolio of the company. Scenarios of future energy needs, including those aligned with limiting global warming to 1.5°C, indicate that oil and gas will be required for decades to come. To meet the needs of society, Equinor intends to be a reliable supplier for the foreseeable future. Equinor has built a resilient oil and gas portfolio that we believe will continue to create value as the energy transition gathers pace. We have transformed our international oil and gas portfolio in recent years, by focusing and deepening our presence into fewer countries where we believe we can create more value. Since 2018 we have exited more than 20 countries, while expanding our positions in core countries such as the UK, USA and Brazil. This high-grading has improved the quality of the portfolio and its resilience with stronger cashflow and lower emissions intensity. In 2024, the international portfolio delivered around 33% of Equinor's total equity production and generated a cash flow from operations of nearly $6 billion – approximately 60 billion Norwegian kroner. At our 2025 Capital Market Update, we showed how our international oil and gas portfolio is well position to create value, tripling free cash flow after tax between 2024 and 2027 and continuing to increase it towards 2030, with a projected increase of $3 billion for the period of 2025-2030 compared to a year earlier. We also showed the resilience of the portfolio - which is projected to be cashflow neutral after tax at around $40/barrel in 2027 and around $35/barrel in 2030 – as well as the continued improvements in the carbon efficiency of our operated assets.



External emissions pathways, frameworks and budgets: As outlined in our Energy Transition Plan, we aim to reduce our net operated (scope 1+2) emissions by 50% from 2015 to 2030, a pace and scale consistent with science based, 1.5°C-aligned trajectories as defined by IPCC pathways. Energy companies that have significantly higher emissions in their value chain (scope 3) than from direct emissions face a particular challenge in assessing how their strategies relate to external emissions pathways, frameworks and budgets. For scope 3 emissions from the use of energy products, we believe it is appropriate for an energy company like Equinor to use an intensity metric to inform its strategy. Such an approach avoids adverse incentives that result from the setting of an absolute scope 3 emissions reduction target, including the value-destructive closure of carbon efficient oil and gas installations and the risk of displacing emissions to less transparent and responsible energy providers. An intensity metric for scope 3-related emissions incentivises Equinor to contribute towards industrial and energy system decarbonisation, supporting a sustainable economy whilst also ensuring security of supply. Achieving the goals of the Paris agreement will require large-scale systemic changes across multiple sectors, which cannot be achieved without collective action or without addressing demand-side considerations.

As the Energy Transition Plan, Annual Report and Capital Market communications provide detailed information and disclosures related to the above and on the company's strategy, portfolio and carbon emissions framework, the board recommends the general meeting to vote against this proposal.



NOMINATION OF MEMBERS TO THE CORPORATE ASSEMBLY AND NOMINATION COMMITTEE FROM THE NOMINATION COMMITTEE TO THE ANNUAL GENERAL MEETING OF EQUINOR ASA

22 APRIL 2025

1. PURPOSE AND BACKGROUND

As set forth in section 11 of the company's articles of association, one of the tasks assigned to the nomination committee is to nominate to the annual general meeting members to the corporate assembly and nomination committee.

Election of members to the nomination committee and the corporate assembly's shareholder-elected members takes place every other year and was last held at the annual general meeting in 2024. However, Merete Hverven has notified that she finds it necessary to step down as member from both the nomination committee and the corporate assembly from 1 June 2025.

The nomination committee in Equinor nominates Berit L. Henriksen as new member to the corporate assembly and Karl C. W. Mathisen as new member to the nomination committee. The election will be held at the company's annual general meeting 14 May 2025, where the chair of the nomination committee will present the nomination.

Other members of the corporate assembly and the nomination committee will be up for election in 2026.

2. ELECTION OF MEMBER TO THE CORPORATE ASSEMBLY

Pursuant to section 7 of the company's articles of association, the company shall have a corporate assembly consisting of 18 members and deputy members. The annual general meeting shall elect 12 members and four deputy members for these.

Merete Hverven steps down as member from the corporate assembly and Berit L. Henriksen, who is a member of the nomination committee, is nominated as new member.

The term of office for the newly elected member will run until the annual general meeting in 2026.

3. ELECTION OF MEMBER TO THE NOMINATION COMMITTEE

Pursuant to section 11 of the company's articles of association, the nomination committee must consist of four members, and the chair and one other member must be elected among the shareholder-elected members of the corporate assembly. See section 2 regarding election to the corporate assembly. The members of the nomination committee shall be independent of the board of directors and the company's management.

Merete Hverven steps down as member from the nomination committee and Karl C. W. Mathisen is nominated as new member.

The term of office for the newly elected member will run until the annual general meeting in 2026.

4. PROPOSED RESOLUTION

It is proposed that the general meeting adopt the following resolution regarding election of members to the corporate assembly and the nomination committee:

"Berit L. Henriksen is elected as member of Equinor ASA's corporate assembly effective from 1 June 2025 and until the annual general meeting in 2026."

"Karl C. W. Mathisen is elected as member of Equinor ASA's nomination committee effective from 1 June 2025 and until the annual general meeting in 2026."

Kind regards,

Nils Morten Huseby
Chair/on behalf of the nomination committee in Equinor ASA



APPENDIX A - INFORMATION ABOUT THE PROPOSED NEW MEMBERS

Information about the proposed new members of the corporate assembly and the nomination committee follows below.

Berit L. Henriksen (born 1953) Independent advisor. Henriksen held a range of management positions at DNB, where she most recently served as DNB's executive vice president and global head of Energy (2011-2017). She was head of DNB Americas in New York. She serves as a director of the board of Ferd Holding AS, Scorpio Tankers Inc., Infranordic AS and A. Wilhelmsen Foundation. She was a member of the corporate assembly of Norsk Hydro ASA (2015-2022) and has been a member and chair of the nomination committee of Norsk Hydro ASA respectively from 2015 and 2022. Henriksen has a BSc from the Dalhousie University and an MBA from the University of Western Ontario. Henriksen is a Canadian and Norwegian citizen and resident in Norway.

Karl C. W. Mathisen (born 1978) Chief investment officer of Equities in Folketrygdfondet since 1 February 2023. Mathisen comes from the position as a portfolio manager in Folketrygdfondet. Previously, he has worked as senior advisor at the Ministry of Trade, Industry and Fisheries and as portfolio manager in Norges Bank Investment Management (NBIM) in London, New York and Oslo. Mathisen holds a master´s degree in business and administration from BI Norwegian Business School with a specialisation in finance and accounting. Mathisen is a Norwegian citizen and resident in Norway.

The proposed candidates are independent of the board of directors and the management of Equinor ASA.

REF NO: PIN CODE:

NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting in Equinor ASA will be held 14 May 2025 at 15:00 CEST in Equinor Business Center, Forusbeen 50, 4035 Stavanger, Norway

.

The shareholder is registered with the following amount of shares: on the date of this notice, however, may vote for the amount of shares registered as of 7 May 2025.

ADVANCE VOTING
The company accepts votes in advance for this meeting. Registration deadline for advance votes: **13 May 2025 at 12:00 CEST**.
Advance votes may only be executed electronically, through the company's website www.equinor.com/agm or via VPS Investor Services.

VOTING
Voting will only be possible electronically via Lumi AGM both for digital and physical attendance. Please log in at https://dnb.lumiagm.com/182088616.
You must identify yourself using the pin-code and reference number that you will find in VPS Investor Services (Corporate Actions – General Meeting – ISIN) or sent by post (for shareholders who have not registered for electronic reception). Shareholders can also receive their pin-code and reference number by contacting DNB Bank Verdipapirservice by phone +47 23 26 80 20.

On the company's web page www.equinor.com/agm you will find a guide describing how you as a shareholder can vote electronically.

DIGITAL ATTENDANCE
No pre-registration is needed for digital attendance, but shareholders must be logged on before the meeting starts. We therefore encourage shareholders to log on in due time. It will be possible to log on to the annual general meeting one hour before start.

PHYSICAL ATTENDANCE
Notice of physical attendance should be registered electronically through the company's website www.equinor.com/agm or via VPS Investor Services.
To register attendance through the company's website, the above-mentioned pin-code and reference number must be stated.

Shareholders who have chosen electronic reception will not receive pin-code and reference numbers and can only give notice through VPS Investor Services. Alternatively this form may be signed and sent by e-mail to genf@dnb.no, or by post to DNB Bank ASA, Registrars Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway. The notice of attendance should be received no later than **12 May 2025 at 12:00 CEST**.

If the shareholder is a company, please state the name of the individual who will be representing the company:

Place Date Shareholder's signature

PROXY WITHOUT VOTING INSTRUCTIONS FOR THE ANNUAL GENERAL MEETING OF EQUINOR ASA

REF NO: PIN CODE:

Proxy should be submitted electronically through the company's website www.equinor.com/agm or via VPS Investor Services.

To grant proxy through the company's website, the above-mentioned reference number and pin-code must be stated.
Shareholders who have chosen electronic reception will not receive pin-code and reference numbers and can only give proxy via VPS Investor Services. Proxy may also be sent by e-mail to genf@dnb.no (scanned form) or by post to DNB Bank ASA, Registrars' Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway.

If you send the proxy without naming the proxy holder, the proxy will be given to the chair of the board of directors or an individual authorised by him.

This proxy should be received no later than **13 May 2025 at 12:00 CEST.**

The undersigned
hereby grants (tick one of the two)

☐ the chair of the board of directors (or a person authorised by him), or

☐ ____
(Name of proxy holder in capital letters)

proxy to attend and vote for my/our shares at the annual general meeting of Equinor ASA on 14 May 2025.

Place Date Shareholder's signature (only for granting proxy)

PROXY WITH VOTING INSTRUCTIONS FOR THE ANNUAL GENERAL MEETING OF EQUINOR ASA

You may use this proxy form to give voting instructions. Alternatively, you may vote electronically in advance through the company's website www.equinor.com/agm, see separate section.

Proxies with voting instructions can only be registered by DNB and must be sent to genf@dnb.no (scanned form) or by post to DNB Bank ASA, Registrars' Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway.
The form should be received no later than **13 May 2025 at 12:00 CEST**. The proxy form must be dated and signed.

If you leave the "Name of the proxy holder" blank, the proxy will be given to the chair of the board of directors, or an individual authorised by him.

The undersigned: REF NO:

hereby grants (tick one of the two)

☐   Chair of the board of directors (or a person authorised by him), or

☐   _____

     Name of proxy holder (in capital letters)

proxy to attend and vote for my/our shares at the annual general meeting of Equinor ASA on 14 May 2025.

The votes shall be exercised in accordance with the instructions below. If the sections for voting are left blank, this will be counted as an instruction to vote in accordance with the board's and nomination committee's recommendations. However, if any motions are made from the attendees in addition to, or in replacement of, the proposals in the notice, the proxy holder may vote at his or her discretion. If there is any doubt as to how the instructions should be understood, the proxy holder may abstain from voting.

EQUINOR ASA | ANNUAL GENERAL MEETING 2025	For	Against	Abstain
3. Election of chair for the meeting			
4. Approval of the notice and the agenda			
5. Election of two persons to co-sign the minutes together with the chair of the meeting			
6. Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2024, including the board of directors' proposal for distribution of fourth quarter 2024 dividend			
7. Authorisation to the board of directors to distribute dividend based on approved annual accounts for 2024			
8. Energy transition plan 2025			
9. Proposal from shareholder that Equinor shall discontinue the wind power business and decommission all wind power plants			
10. Proposal from shareholder that Equinor shall withdraw from all offshore wind projects and that all bonus schemes and salary increases should be omitted in 2025 for the Equinor board members and corporate executive committee			
11. Proposal from shareholder that Equinor shall review work locations and work operations to ensure that any potentially hazardous conditions are identified			
12. Proposal from shareholders that Equinor shall present a plan for how the company will reach the Paris Agreement goals and net-zero emissions by 2050 and terminate all overseas oil and gas projects			
13. Proposal from shareholders that Equinor shall separate the renewable energy part of the company and invest at least NOK 5 billion annually in the repair and renewal of Ukraine's energy infrastructure			
14. Proposal from shareholder that Equinor shall renew their green aims, avoid further international investment in oil and gas and donate billions to Ukraine			
15. Proposal from shareholder that Equinor shall gradually divest from all international operations			
16. Proposal from shareholder that Equinor shall review its guidelines and procedures for human rights due diligence assessments			
17. Proposal from shareholder that Equinor shall identify and manage risks and possibilities regarding climate and integrate these in the company's strategy			
18. Proposal from shareholders that the board of directors of Equinor shall assess if the company's planned increase in oil and gas production is consistent with the majority shareholder expectations			
19. The board of directors' report on Corporate Governance			
20. The board of directors' report for salary and other remuneration for leading personnel			
21. Approval of remuneration for the company's external auditor for 2024			
22. Election of member to the corporate assembly – Berit L. Henriksen (new election)			
23. Determination of remuneration for the corporate assembly members			
24. Election of member to the nomination committee – Karl C. W. Mathisen (new election)			
25. Determination of remuneration for the nomination committee members			
26. Authorisation to acquire Equinor shares in the market to continue operation of the company's share-based incentive plans			
27. Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State			
28. Authorisation to the board of directors to acquire Equinor ASA shares in the market for subsequent cancellation			

_____   _____   _____
Place   Date   Shareholder's signature (to be signed only for granting proxy with voting instructions)



Statsautoriserte revisorer
Ernst & Young AS

Vassbotnen 11a Forus, 4313 Sandnes
Postboks 8015, 4068 Stavanger

Foretaksregisteret: NO 976 389 387 MVA
Tlf: +47 24 00 24 00

www.ey.no
Medlemmer av Den norske Revisorforening

To the Shareholders' Meeting of Equinor ASA

STATEMENT ON COVERAGE FOR RESTRICTED EQUITY IN CONNECTION WITH A CAPITAL REDUCTION - EQUINOR ASA

We have verified that there is coverage for the remaining share capital and other undistributable equity in connection with the capital reduction in Equinor ASA.

The Board of Directors' responsibility

The Board of Directors is responsible for ensuring that the capital reduction does not exceed an amount that will leave full coverage for the Company's restricted equity pursuant to the Norwegian Public Limited Liability Companies Act section 12-2.

Auditor's responsibility

Our responsibility is to make a statement on whether there is full coverage for the Company's restricted equity pursuant to the Norwegian Public Limited Liability Companies Act section 12-2.

We conducted our examination and issue our statement in accordance with the Norwegian standard SA 3802-1 "The auditor's statements and reports pursuant to Norwegian company legislation". The standard requires that we plan and perform our work to obtain reasonable assurance for the fact that there is coverage for the remaining share capital and other restricted equity, having considered events subsequent to the balance sheet date and any loss likely to be incurred. The examination includes testing the calculations for which the Board of Directors is responsible and an assessment of whether events subsequent to the balance sheet date that can result in an inadequate coverage, have been sufficiently considered.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Opinion

In our opinion, there is coverage for the remaining share capital and other restricted equity subsequent to the capital reduction of NOK 589,934,295.00, from NOK 6,981,953,075.00 to NOK 6,392,018,780.00, and distributions in excess of the nominal value of NOK 42,938,907,775.65 deducted USD 58,835,775.00, in accordance with the Norwegian Public Limited Liability Companies Act.

Stavanger, 14 April 2025
Ernst & Young AS

Tor Inge Skjellevik
State Authorised Public Accountant

This is a translation of the original official Norwegian document and is provided for information purposes only.